EDWARD T. SWANSON
Attorney At Law
1135 17th Street Suite E
Santa Monica, California 90403
Phone: (310) 315-2828      Fax: (310) 828-6138
Email: etswanson@att.net

July 7, 2008

Via Federal Express and Edgar

Mr. Tom Jones
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Infrared Systems International
Amendment 6 to Form S-1 on Form SB-2
File No. 333-147367

Dear Mr. Jones:

This letter is submitted on behalf of Infrared Systems International (the “Company”) in connection with the above-referenced Amendment No. 6, which has been filed this morning with the Securities and Exchange Commission.

Amendment 6 differs from Amendment 5 in the following two respects:  two number errors in the table of stock ownership on page 29 were corrected, and a revised Exhibit 5.1 has been submitted.

Do not hesitate to call me with any questions or comments with respect to Amendment 6.

Very truly yours,

/s/ Edward T. Swanson

Edward T. Swanson